Kenneth R. Vennera, Esq. General Counsel Email: kvennera@arkadosgroup.com

February 12, 2014

Dietrich King, Branch Legal

United States Securities and Exchange Commission

Washington, D.C. 20549

RE:	Arkados Group, Inc.
Preliminary Information Statement on Schedule 14C
Filed February 6, 2014
File No. 000-27587

Dear Mr. King:

The following is intended as a supplemental response and to be incorporated into the previous response of even date, to the comment letter dated February 12, 2014.

The Company acknowledges that:

1.	It is responsible for the adequacy and accuracy of the disclosure in the Information Statement.

2.	Staff comment or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing: and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Kenneth R. Vennera

Kenneth R. Vennera